

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

May 20, 2009

Via U.S. Mail and facsimile

Michael Connor
President
Merrill Lynch Depositor, Inc.
World Financial Center
New York, NY 10080

> **Re:** **Merrill Lynch Depositor, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed May 12, 2009**
> **File No. 333-158501**

Dear Mr. Connor:

We have reviewed your responses to the comments in our letter dated April 30, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form S-3

General

1. We note your response to prior comment 8 and your acknowledgment that the default or early payment event with respect to underlying securities for a prior series of trust certificates would be material to investors of future series of future certificates if they related to the same corporate issuer. Please provide bracketed disclosure in an appropriate place in each prospectus supplement to confirm that you will provide disclosure pursuant to Item 1104(c) of Regulation AB in such circumstances.

<u>Prospectus</u>

<u>Prospectus Cover Page</u>

2. We note that your cover page is located on 2 separate pages. We also note a table of contents which appears on the cover page. Please revise the cover page to comply with Item 501 of Regulation S-K.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact me at (202) 551-3642 with any questions.

Regards,

Lauren Nguyen
Attorney-Advisor

cc: Stuart K. Fleischmann
        Shearman & Sterling LLP
        Facsimile: (646) 848-7527